UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nkarta, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65487U108

(CUSIP Number)

Bas Vaessen

LSP 6 Management B.V.

Johannes Vermeerplein 9

Amsterdam, Netherlands, 1071 DV

+31 20 664 5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons LSP 6 Management B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,836,539
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,836,539

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,836,539
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person OO

1	Names of Reporting Persons LSP 6 Holding C.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,419,873
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,419,873

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,419,873
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person OO

1	Names of Reporting Persons LSP 6 NK Holding B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,416,666
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,416,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,416,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person OO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 24, 2020 (as amended to date, the “Schedule 13D”) relating to the Common Stock, par value par value $0.0001 per share (the “Common Stock”), of Nkarta, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 49,072,342 shares of the Issuer’s Common Stock outstanding as of November 6, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
LSP 6 Management B.V.	2,836,539	5.8%	0	2,836,539	0	2,836,539
LSP 6 Holding C.V.	1,419,873	2.9%	0	1,419,873	0	1,419,873
LSP 6 NK Holding B.V.	1,416,666	2.9%	0	1,416,666	0	1,416,666

LSP 6 Holding is the record holder of 1,419,873 shares of Common Stock and LSP 6 NK is the record holder of 1,416,666 shares of Common Stock.

LSP 6 Management is the sole general partner of LSP 6 Holding which is the sole shareholder of LSP 6 NK. The managing directors of LSP 6 Management are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP 6 Management, Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the shares of Common Stock held of record by LSP 6 Holding and LSP 6 NK.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

LSP 6 Management B.V.

By:	/s/ René Robert Kuijten
Name:	René Robert Kuijten
Title:	Managing Director

By:	/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Managing Director

LSP 6 Holding C.V.
By: LSP 6 Management B.V., its general partner

By:	/s/ René Robert Kuijten
Name:	René Robert Kuijten
Title:	Managing Director

By:	/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Managing Director

LSP 6 NK Holding B.V.
By: LSP 6 Holding C.V., its sole shareholder
By: LSP 6 Management B.V., its general partner

By:	/s/ René Robert Kuijten
Name:	René Robert Kuijten
Title:	Managing Director

By:	/s/ Martijn Kleijwegt
Name:	Martijn Kleijwegt
Title:	Managing Director